Exhibit 12.1

HARRAH'S ENTERTAINMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended March 31,		Year Ended December 31,
	2005(a)	2004(b)	2004(c)	2003(d)	2002(e)	2001(f)	2000(g)
	(Unaudited)
Ratio of Earnings to Fixed Charges (h)
Income/(loss) from continuing operations	$93,468	$74,838	$329,525	$261,064	$282,212	$173,788	$(46,428)
Add:
Provision for income taxes	55,485	43,340	190,641	155,568	174,445	107,747	(3,478)
Interest expense	79,106	58,246	271,802	234,419	240,220	255,801	227,130
Interest included in rental expense	6,317	4,838	22,942	19,931	24,130	17,816	12,813
Amortization of capitalized interest	767	153	555	624	702	880	1,053
Loss /(income) from equity investments	218	(539)	879	871	(4,388)	(426)	317,103

Earnings as defined	$235,361	$180,876	$816,344	$672,477	$717,321	$555,606	$508,193

Fixed charges:
Interest expense	$79,106	$58,246	$271,802	$234,419	$240,220	$255,801	$227,130
Capitalized interest	1,521	932	4,085	2,349	3,537	9,309	7,960
Interest included in rental expense	6,317	4,838	22,942	19,931	24,130	17,816	12,813

Total fixed charges	$86,944	$64,016	$298,829	$256,699	$267,887	$282,926	$247,903

Ratio of earnings to fixed charges	2.7	2.8	2.7	2.6	2.7	2.0	2.0

(a)
The first three months of 2005 include $2.7 million in pretax charges for write-downs, reserves and recoveries and $4.0 million in pretax charges related to our pending merger with Caesars Entertainment, Inc.

(b)
The first three months of 2004 include $3.3 million in pretax charges for write-downs, reserves and recoveries.

(c)
2004 includes $9.6 million in pretax charges for write-downs, reserves and recoveries and $2.3 million in pretax charges related to our pending acquisition of Caesars Entertainment, Inc. 2004 also includes the financial results of Horseshoe Gaming Holding Corporation from its July 1, 2004, date of acquisition.

(d)
2003 includes $10.5 million in pretax charges for write-downs, reserves and recoveries and $19.1 million in pretax charges for premiums paid for, and write-offs associated with, debt retired before maturity. 2003 results have been reclassified to reflect Harrah's East Chicago and Harrah's Tunica as discontinued operations.

(e)
2002 includes $4.5 million in pretax charges for write-downs, reserves and recoveries, a $6.1 million pretax charge for our exposure under a letter of credit issued on behalf of National Airlines, Inc., and a charge of $91.2 million, net of tax benefits of $2.8 million, related to a change in accounting principle. 2002 also includes the financial results of Jazz Casino Company LLC from the date of our acquisition of a majority ownership interest on June 7, 2002. 2002 results have been reclassified to reflect Harrah's East Chicago and Harrah's Tunica as discontinued operations.

(f)
2001 includes $17.2 million in pretax charges for write-downs, reserves and recoveries and $26.2 million of pretax income from dispositions of nonstrategic assets and the settlement of a contingency related to a former affiliate. 2001 also includes the financial results of Harveys Casino Resorts from its July 31, 2001, date of acquisition. 2001 results have been reclassified to reflect Harrah's East Chicago and Harrah's Tunica as discontinued operations.

(g)
2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company LLC, $6.1 million in pretax charges for other write-downs, reserves and recoveries, and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Players International, Inc., from its March 22, 2000, date of acquisition. 2000 results have been reclassified to reflect Harrah's East Chicago and Harrah's Tunica as discontinued operations.

(h)
For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less-than-50%-owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. As discussed in Note 12 to the Consolidated Financial Statements in the 2004 Harrah's Entertainment Annual Report, the Company has guaranteed certain third-party loans in connection with its casino development activities. The above ratio computation excludes estimated fixed charges associated with these guarantees as follows: 2004, $6.7 million; 2003, $9.5 million; 2002, $7.0 million; 2001, $4.4 million; and 2000, $5.7 million.